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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule TO
(Amendment No. 5)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

3PAR INC.
(Name of Subject Company (Issuer))

Rio Acquisition Corporation
and
Hewlett-Packard Company
(Names of Filing Persons (Offerors))

Common Stock, par value $0.001 per share
(Title of Class of Securities)

88580F 10 9
(CUSIP Number of Class of Securities)

Paul T. Porrini
Vice President, Deputy General Counsel & Assistant Secretary
Hewlett-Packard Company
3000 Hanover Street
Palo Alto, California 94304
(650) 857-1501
(Name, Address and Telephone Numbers of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:
David K. Ritenour Vice President and Associate General Counsel Hewlett-Packard Company 3000 Hanover Street Palo Alto, California 94304 (650) 857-1501	Christopher E. Austin Benet J. O'Reilly Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, New York 10006 (212) 225-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$2,385,649,990	$170,097

*
For purposes of calculating the filing fee pursuant to Rule 0-11(d) only, the Transaction Valuation was calculated on the basis of (i) 63,278,384 outstanding shares of 3PAR common stock and 1,123,294 outstanding restricted stock units by $33.00 per share, which is the offer price, plus (ii) $260,394,616, which is the intrinsic value of the outstanding options (i.e., the excess of $33.00 over the per share exercise price).

**
The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, and Fee Rate Advisory #4 for fiscal year 2010, issued December 17, 2009, by multiplying the transaction value by .00007130.
☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $170,097 Form or Registration No.: Schedule TO-T	Filing Party: Hewlett-Packard Company Date Filed: September 7, 2010
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

        This Amendment No. 5 to the Tender Offer Statement on Schedule TO (this "Amendment No. 5"), filed with the Securities and Exchange Commission (the "SEC") on September 22, 2010, amends the Tender Offer Statement on Schedule TO (as amended and restated, the "Schedule TO") filed with the SEC on August 27, 2010 by Rio Acquisition Corporation, a Delaware corporation ("Purchaser") and a wholly-owned subsidiary of Hewlett-Packard Company, a Delaware corporation ("HP"), and HP. The Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.001 per share (the "Shares") of 3PAR Inc., a Delaware corporation ("3PAR"), at a price of $33.00 per Share, net to the seller in cash without interest thereon and subject to reduction for any federal back-up withholding or other taxes. All capitalized terms used in this Amendment No. 5 and not otherwise defined have the respective meanings ascribed to them in the Second Amended and Restated Offer to Purchase (the "Second A&R Offer to Purchase"), dated September 7, 2010 and in the related Second Amended and Restated Letter of Transmittal, as amended or supplemented from time to time, copies of which are attached to the Schedule TO as Exhibits (a)(1)(Q) and (a)(1)(R), respectively.

        The information in the Second A&R Offer to Purchase and related Second Amended and Restated Letter of Transmittal is incorporated into this Amendment No. 5 by reference to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent provided herein.

Items 1-10, Items 11 and 13.

        The Second A&R Offer to Purchase is hereby amended by:

        On the Cover Page of the Second A&R Offer to Purchase, the first sentence is deleted in its entirety and replaced with the following:

        "Rio Acquisition Corporation, a Delaware corporation ("Purchaser") and a wholly-owned subsidiary of Hewlett-Packard Company, a Delaware corporation ("HP"), and HP, as a co-bidder, are offering to purchase all outstanding shares of common stock, par value $0.001 (the "Shares"), of 3PAR Inc., a Delaware corporation ("3PAR"), at a price of $33.00 per Share, net to the seller in cash (the "Offer Price"), without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer")."

        On page i of the section "Summary Term Sheet" of the Second A&R Offer to Purchase, the following line is added beneath the line "Purchaser":

        Co-Bidder    Hewlett-Packard Company

        On page 1 of the Second A&R Offer to Purchase, the first sentence is deleted in its entirety and replaced with the following:

        Rio Acquisition Corporation, a Delaware corporation ("Purchaser") and a wholly-owned subsidiary of Hewlett-Packard Company, a Delaware corporation ("HP"), and HP, as a co-bidder, hereby offer to purchase all outstanding shares of common stock, par value $0.001 (the "Shares"), of 3PAR Inc., a Delaware corporation ("3PAR"), at a price of $33.00 per Share, net to the seller in cash (the "Offer Price"), without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer").

        The section "—The HP Merger Agreement—Executive Compensation Arrangements" of the Second A&R Offer to Purchase is hereby deleted in its entirety and replaced with the following:

        Executive Compensation Arrangements.    HP has entered into arrangements with 3PAR executives in a form substantially similar to those previously agreed and entered into by Dell and certain 3PAR executives.

        New Executive Offer Letters.    HP has entered into offer letters with each of the 3PAR executives listed in the table below, all of whom are currently executive officers or other officers of 3PAR, describing the terms and conditions of their employment following the completion of HP's acquisition of 3PAR. The offer letters state the job title to be held by each individual upon completion of the Merger, as well as the annual base salary, annual target bonus (expressed as a percentage of base salary), and value of projected HP long-term incentive grants expected to be granted in December 2011 (as applicable). In addition, as set forth in the table below, HP has promised under the offer letters to grant seven executives new HP restricted stock units upon the closing of the Merger, and HP has promised to grant four executives cash awards upon the closing of the Merger and three executives cash awards following the Merger as described below.

        These awards are described in greater detail below. The summary in this Offer to Purchase is qualified in its entirety by reference to the complete text of the offer letters and the Amendment, Assumption and Acknowledgment Agreements entered into by HP, Purchaser and certain 3PAR executives, which were initially sent on August 31, 2010 to each of the 3PAR executives listed in the table below, and each of which is attached in its final, executed form as an exhibit to the Schedule TO and incorporated herein by reference.

        The following table sets forth a summary of the information contained in the offer letters:

  •
  the executive's new base salary amount (under the heading "Annual Base Salary") and new target bonus amount (under the heading "Target Bonus Amount");

  •
  the projected value of the long-term incentive grant currently expected to be made in December 2011 (under the heading "Projected LTI Award");

  •
  the value of the HP restricted stock unit grant to be made in connection with the Merger (under the heading "New HP RSU Grant") and/or, if applicable, the value of the cash award or special cash retention bonus to be granted in connection with the Merger (under the heading "New Cash Award"); and

  •
  the estimated maximum value of the cash severance pay to which the executive would be entitled if his or her employment were terminated by 3PAR or its successor without cause or by the covered executive with good reason in connection with the Merger (under the heading "Potential Cash Severance").

Name	Annual Base Salary ($)	Target Bonus Amount ($)	Projected LTI Award ($)	New HP RSU Grant ($)	New Cash Award ($)	Potential Cash Severance ($)	Total ($)
Steve Crimi	250,000	100,000	150,000	500,000	250,000	125,000	1,375,000
Randy Gast	265,000	106,000	159,000	1,325,000	—	132,500	1,987,500
Adriel Lares	270,000	108,000	—	—	297,000	—	675,000
Craig Nunes	240,000	96,000	144,000	480,000	240,000	120,000	1,320,000
Jeff Price	275,000	151,250	343,750	1,375,000	—	137,500	2,282,500
Jeannette Robinson	220,000	88,000	—	—	242,000	—	550,000
David Scott	415,000	415,000	—	—	2,490,000	—	3,320,000
Alastair Short	260,000	104,000	—	—	546,000	—	910,000
Ashok Singhal	275,000	151,250	343,750	1,375,000	—	137,500	2,282,500
Peter Slocum	265,000	106,000	159,000	1,325,000	—	132,500	1,987,500
Rusty Walther	270,000	108,000	162,000	1,350,000	—	135,000	2,025,000
Randall Weigel	250,000	180,000	150,000	—	1,000,000	125,000	1,705,000

						TOTAL	20,420,000

        Standard HP Employment Agreements.    As part of the offer letter acceptance process, all 3PAR employees and executives who join HP are expected to execute certain other documents applicable to all new hires, including the HP Agreement Regarding Confidential Information and Proprietary Developments and the HP Letter of Assurance, certifying that the individual is not subject to any restrictions on his or her employment as a result of agreements made with any previous employer (other than 3PAR).

        Converted 3PAR Restricted Stock Units and 3PAR Stock Options.    Under the HP Merger Agreement all of the 3PAR executives' unvested 3PAR restricted stock units and 3PAR stock options will be assumed by HP and converted not later than the Effective Time into HP restricted stock units and HP stock options. Please see—"3PAR Options, Restricted Stock Units and Restricted Stock Awards" in this Section 11 for a description of this assumption and conversion. The vesting schedule of the converted HP restricted stock units and HP stock options will generally be the same vesting schedule as applied prior to the Merger. However, under the offer letters, HP has agreed to fully vest Mr. Scott's and Mr. Short's 3PAR stock options and cash them out on the same terms applicable to other vested 3PAR stock options (but not Mr. Scott's or Mr. Short's converted HP restricted stock units) at the Effective Time; provided, however, that such vesting acceleration and cash out shall not apply to Mr. Scott's stock option granted on August 5, 2008. In addition, in connection with the grants of cash awards to Messrs. Scott, Lares and Short and Ms. Robinson, HP has agreed under the offer letters, to vest all then-unvested converted HP restricted stock units and, if applicable, HP stock options held by these executives if they remain employed with HP or a subsidiary through January 31, 2012 (or, with respect to Mr. Scott, December 15, 2011) or if their employment is terminated before this date by HP or a subsidiary without cause or by the executive with good reason. (We refer below to a termination of employment of a covered executive by his or her employer without cause or by the covered executive with good reason as a "qualifying termination.") In addition, under the HP Merger Agreement, 3PAR will amend each outstanding option, restricted stock unit and restricted stock award to provide that such awards will fully vest if the employment or service of the holder is terminated within twelve (12) months following the Acceptance Time (as defined in the HP Merger Agreement) due to the elimination of the holder's position due to redundancy or the integration of HP's and 3PAR's business units.

        Modifications to 3PAR Employment Agreement and 3PAR Management Retention Agreements.    Prior to the date of the offer contemplated by the Dell Merger Agreement, 3PAR entered into an Employment Agreement with Mr. Scott and Management Retention Agreements with the other executives listed in the table above, pursuant to which, on a qualifying termination within twelve (12) months following a change in control of 3PAR (or, with respect to Mr. Scott, eighteen (18) months), the covered executive would be entitled to severance consisting of cash severance pay, acceleration of a portion of his or her equity awards and continued medical benefits. The cash severance payment upon a qualifying termination is equal to a percentage of the executive's base salary, as follows: with respect to Mr. Scott, 300%; with respect to Mr. Short, 100%; and with respect to the other covered executives, 50%. The percentage of the unvested 3PAR executive awards that would accelerate upon a qualifying termination is as follows: with respect to Messrs. Scott and Short, 100%; and with respect to the other covered executives, 50%. In connection with HP's entry into the HP Merger Agreement, HP has modified these arrangements so that 100% of the converted HP restricted stock units and HP stock options would accelerate upon a qualifying termination at any time following the Appointment Time, provided, that Messrs. Scott, Lares and Short and Ms. Robinson would waive any right to cash severance pay under these arrangements upon their termination of employment. These amendments do not affect the covered executives' right to continued benefits upon a qualifying termination (which generally would be provided for twelve (12) months following termination), nor do the amendments affect Mr. Scott's right to indemnification for golden parachute excise taxes.

        New HP Restricted Stock Units.    In connection with HP's entry into the HP Merger Agreement, HP has agreed under the offer letters, to grant certain of the executives listed in the table above awards of HP restricted stock units (the "New HP RSUs") pursuant to HP's Amended and Restated Hewlett-Packard Company 2004 Stock Incentive Plan. The value of the New HP RSUs is based on each individual's compensation and position with HP and is reflected in the table above under the column with the heading "New HP RSU Grant." The New HP RSUs will vest in three equal installments on each of the first three anniversaries of the date of grant, subject to the holder's continued employment. Vesting is accelerated in the event of the individual's death or disability while employed, but not for any other termination. As a condition to receiving the New HP RSUs, the recipient is obligated to avoid engaging in conduct detrimental to HP. HP also has a clawback right that it can exercise after vesting if the individual engages in conduct detrimental to HP during the course of the individual's employment with HP or within twelve months thereafter. This clawback right applies with respect to the entire value of an individual's New HP RSUs (determined at the time of grant) (but, for avoidance of doubt, this clawback right does not apply to the converted 3PAR restricted stock units or converted 3PAR stock options).

        New HP Cash Awards.    In connection with HP's entry into the HP Merger Agreement, HP has agreed under the offer letters to make cash awards to Messrs. Scott, Lares, Short, Crimi, Nunes and Weigel and Ms. Robinson. With respect to Messrs. Scott, Lares and Short and Ms. Robinson, the covered executive will receive a cash payment if he or she remains employed with HP or a subsidiary through January 31, 2012 (or, with respect to Mr. Scott, December 15, 2011) or his or her employment is terminated in a qualifying termination prior to the payment date. The value of these cash awards is reflected in the table above under the column with the heading "New Cash Award." As a condition to the award, these executives are required to agree to forfeit any right to cash severance pay under their Management Retention Agreements (or, with respect to Mr. Scott, under his Employment Agreement). Mr. Crimi and Mr. Nunes will each be eligible to receive a special cash retention bonus award in the amount of $250,000 (with respect to Mr. Crimi) or $240,000 (with respect to Mr. Nunes), payable in two equal installments as of 12 months and 24 months after the close of the Merger, provided that the executive remains actively employed by HP and in good standing as of such dates. If the executive is terminated by HP without Cause (as defined in the executive's offer letter) before the date that is 24 months following the close of the Merger, the executive will be eligible to receive any then-unpaid portion of the cash retention bonus, subject to the execution of a release. Mr. Weigel's cash award will be a performance-based award payable in two equal installments in each of 2012 and 2013 if Mr. Weigel meets performance goals to be established by HP and remains employed through the applicable payment date. Mr. Weigel's award agreement provides for a 50% payout of the award upon 80% performance against the performance goal, increasing ratably to a 100% payout at 100% or higher performance.

        Projected HP Long-Term Incentive Awards.    In connection with HP's entry into the HP Merger Agreement, HP has provided certain of the executives listed in the table above with information regarding the projected value of the long-term incentive awards expected to be granted to the executive in December 2011, assuming the executive remains employed with HP or a subsidiary at the time of grant (the "Projected LTI Awards"). The projected value of the Projected LTI Awards is reflected in the table above under the column with the heading "Projected LTI Award." The value of the Projected LTI Awards is currently expected to be granted in the form of HP performance-based RSUs. However, the actual amount and terms (including vesting terms) of the Projected LTI Awards will be determined by HP in connection with the grant of these awards.

        Expense Reimbursement for Mr. Short.    In connection with HP's entry into the HP Merger Agreement, HP has agreed that, if Mr. Short elects to relocate to the New York City metropolitan area following the Effective Time, HP would thereafter reimburse Mr. Short up to $2,000 per month for business expenses incurred by Mr. Short under HP's expense reimbursement policy while employed.

Item 12.    Exhibits.

(d)(19)	Offer letter from HP to Steve Crimi, dated September 15, 2010
(d)(20)	Offer letter from HP to Randy Gast, dated September 15, 2010
(d)(21)	Offer letter from HP to Adriel Lares, dated September 15, 2010
(d)(22)	Offer letter from HP to Craig Nunes, dated September 15, 2010
(d)(23)	Offer letter from HP to Jeff Price, dated September 15, 2010
(d)(24)	Offer letter from HP to Jeanette Robinson, dated September 15, 2010
(d)(25)	Offer letter from HP to David Scott, dated September 20, 2010
(d)(26)	Offer letter from HP to Alastair Short, dated September 15, 2010
(d)(27)	Offer letter from HP to Ashok Singhal, dated September 15, 2010
(d)(28)	Offer letter from HP to Peter Slocum, dated September 15, 2010
(d)(29)	Offer letter from HP to Rusty Walther, dated September 15, 2010
(d)(30)	Offer letter from HP to Randall Weigel, dated September 15, 2010
(d)(31)	Amendment, Assumption and Acknowledgment Agreement among HP, Purchaser and Steve Crimi, dated September 15, 2010
(d)(32)	Amendment, Assumption and Acknowledgment Agreement among HP, Purchaser and Randy Gast, dated September 15, 2010
(d)(33)	Amendment, Assumption and Acknowledgment Agreement among HP, Purchaser and Adriel Lares, dated September 15, 2010
(d)(34)	Amendment, Assumption and Acknowledgment Agreement among HP, Purchaser and Craig Nunes, dated September 15, 2010

(d)(35)	Amendment, Assumption and Acknowledgment Agreement among HP, Purchaser and Jeff Price, dated September 15, 2010
(d)(36)	Amendment, Assumption and Acknowledgment Agreement among HP, Purchaser and Jeanette Robinson, dated September 15, 2010
(d)(37)	Amendment, Assumption and Acknowledgment Agreement among HP, Purchaser and David Scott, dated September 15, 2010
(d)(38)	Amendment, Assumption and Acknowledgment Agreement among HP, Purchaser and Alastair Short, dated September 15, 2010
(d)(39)	Amendment, Assumption and Acknowledgment Agreement among HP, Purchaser and Ashok Singhal, dated September 15, 2010
(d)(40)	Amendment, Assumption and Acknowledgment Agreement among HP, Purchaser and Peter Slocum, dated September 15, 2010
(d)(41)	Amendment, Assumption and Acknowledgment Agreement among HP, Purchaser and Rusty Walther, dated September 15, 2010
(d)(42)	Amendment, Assumption and Acknowledgment Agreement among HP, Purchaser and Randall Weigel, dated September 15, 2010

 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HEWLETT-PACKARD COMPANY
	By:	/s/ PAUL T. PORRINI
	Name: Title:	Paul T. Porrini Vice President, Deputy General Counsel & Assistant Secretary
RIO ACQUISITION CORPORATION
	By:	/s/ PAUL T. PORRINI
	Name: Title:	Paul T. Porrini President and Secretary
Dated: September 22, 2010

 EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated August 27, 2010(1)
(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9)(2)
(a)(1)(C)	Form of Notice of Guaranteed Delivery(3)
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees(4)
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees(5)
(a)(1)(F)	Text of press release issued by HP on August 23, 2010(6)
(a)(1)(G)	Text of press release issued by HP on August 26, 2010(7)
(a)(1)(H)	Form of summary advertisement, published August 27, 2010, in The Wall Street Journal(8)
(a)(1)(J)	Amended and Restated Offer to Purchase, dated August 27, 2010(9)
(a)(1)(K)	Amended and Restated Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9)(10)
(a)(1)(L)	Amended and Restated Form of Notice of Guaranteed Delivery(11)
(a)(1)(M)	Amended and Restated Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees(12)
(a)(1)(N)	Amended and Restated Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees(13)
(a)(1)(O)	Text of press release issued by HP on August 27, 2010(14)
(a)(1)(P)	Text of press release issued by HP on September 2, 2010(15)
(a)(1)(Q)	Second Amended and Restated Offer to Purchase, dated September 7, 2010(16)
(a)(1)(R)	Second Amended and Restated Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9)(17)
(a)(1)(S)	Second Amended and Restated Form of Notice of Guaranteed Delivery(18)
(a)(1)(T)	Second Amended and Restated Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees(19)
(a)(1)(U)	Second Amended and Restated Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees(20)
(a)(1)(V)	Text of press release issued by HP and 3PAR on September 2, 2010(21)
(b)	Not applicable
(c)	Not applicable
(d)(1)	Form of Agreement and Plan of Merger by and among Purchaser, HP and 3PAR(22)
(d)(2)	Form of Tender and Voting Agreement by and among Purchaser, HP and certain stockholders of 3PAR(23)
(d)(3)	Confidentiality Agreement, dated as of August 24, 2010, by and between HP and 3PAR(24)
(d)(4)	Amended and Restated Form of Agreement and Plan of Merger by and among Purchaser, HP and 3PAR(25)
(d)(5)	Form of offer letter from HP to Steve Crimi, dated August 31, 2010(26)
(d)(6)	Form of offer letter from HP to Randy Gast, dated August 31, 2010(27)
(d)(7)	Form of offer letter from HP to Adriel Lares, dated August 31, 2010(28)
(d)(8)	Form of offer letter from HP to Craig Nunes, dated August 31, 2010(29)
(d)(9)	Form of offer letter from HP to Jeff Price, dated August 31, 2010(30)
(d)(10)	Form of offer letter from HP to Jeanette Robinson, dated August 31, 2010(31)
(d)(11)	Form of offer letter from HP to David Scott, dated August 31, 2010(32)
(d)(12)	Form of offer letter from HP to Alastair Short, dated August 31, 2010(33)
(d)(13)	Form of offer letter from HP to Ashok Singhal, dated August 31, 2010(34)
(d)(14)	Form of offer letter from HP to Peter Slocum, dated August 31, 2010(35)
(d)(15)	Form of offer letter from HP to Rusty Walther, dated August 31, 2010(36)
(d)(16)	Form of offer letter from HP to Randall Weigel, dated August 31, 2010(37)
(d)(17)	Agreement and Plan of Merger, dated September 2, 2010, by and among Purchaser, HP and 3PAR(38)

(d)(18)	Tender and Voting Agreement by and among Purchaser, HP and certain stockholders of 3PAR(39)
(d)(19)	Offer letter from HP to Steve Crimi, dated September 15, 2010
(d)(20)	Offer letter from HP to Randy Gast, dated September 15, 2010
(d)(21)	Offer letter from HP to Adriel Lares, dated September 15, 2010
(d)(22)	Offer letter from HP to Craig Nunes, dated September 15, 2010
(d)(23)	Offer letter from HP to Jeff Price, dated September 15, 2010
(d)(24)	Offer letter from HP to Jeanette Robinson, dated September 15, 2010
(d)(25)	Offer letter from HP to David Scott, dated September 20, 2010
(d)(26)	Offer letter from HP to Alastair Short, dated September 15, 2010
(d)(27)	Offer letter from HP to Ashok Singhal, dated September 15, 2010
(d)(28)	Offer letter from HP to Peter Slocum, dated September 15, 2010
(d)(29)	Offer letter from HP to Rusty Walther, dated September 15, 2010
(d)(30)	Offer letter from HP to Randall Weigel, dated September 15, 2010
(d)(31)	Amendment, Assumption and Acknowledgment Agreement among HP, Purchaser and Steve Crimi, dated September 15, 2010
(d)(32)	Amendment, Assumption and Acknowledgment Agreement among HP, Purchaser and Randy Gast, dated September 15, 2010
(d)(33)	Amendment, Assumption and Acknowledgment Agreement among HP, Purchaser and Adriel Lares, dated September 15, 2010
(d)(34)	Amendment, Assumption and Acknowledgment Agreement among HP, Purchaser and Craig Nunes, dated September 15, 2010
(d)(35)	Amendment, Assumption and Acknowledgment Agreement among HP, Purchaser and Jeff Price, dated September 15, 2010
(d)(36)	Amendment, Assumption and Acknowledgment Agreement among HP, Purchaser and Jeanette Robinson, dated September 15, 2010
(d)(37)	Amendment, Assumption and Acknowledgment Agreement among HP, Purchaser and David Scott, dated September 15, 2010
(d)(38)	Amendment, Assumption and Acknowledgment Agreement among HP, Purchaser and Alastair Short, dated September 15, 2010
(d)(39)	Amendment, Assumption and Acknowledgment Agreement among HP, Purchaser and Ashok Singhal, dated September 15, 2010
(d)(40)	Amendment, Assumption and Acknowledgment Agreement among HP, Purchaser and Peter Slocum, dated September 15, 2010
(d)(41)	Amendment, Assumption and Acknowledgment Agreement among HP, Purchaser and Rusty Walther, dated September 15, 2010
(d)(42)	Amendment, Assumption and Acknowledgment Agreement among HP, Purchaser and Randall Weigel, dated September 15, 2010
(e)	Not applicable
(f)	Not applicable
(g)	Not applicable
(h)	Not applicable

(1)
Incorporated herein by reference to the initial Schedule TO-T filed by HP on August 27, 2010

(2)
Incorporated herein by reference to the initial Schedule TO-T filed by HP on August 27, 2010

(3)
Incorporated herein by reference to the initial Schedule TO-T filed by HP on August 27, 2010

(4)
Incorporated herein by reference to the initial Schedule TO-T filed by HP on August 27, 2010

(5)
Incorporated herein by reference to the initial Schedule TO-T filed by HP on August 27, 2010

(6)
Incorporated herein by reference to Exhibit 99.1 to the Form 8-K filed by HP on August 23, 2010

(7)
Incorporated herein by reference to the Schedule TO-C filed by HP on August 23, 2010

(8)
Incorporated herein by reference to the initial Schedule TO-T filed by HP on August 27, 2010

(9)
Incorporated herein by reference to the Amendment No. 1 to Schedule TO-T filed by HP on August 27, 2010

(10)
Incorporated herein by reference to the Amendment No. 1 to Schedule TO-T filed by HP on August 27, 2010

(11)
Incorporated herein by reference to the Amendment No. 1 to Schedule TO-T filed by HP on August 27, 2010

(12)
Incorporated herein by reference to the Amendment No. 1 to Schedule TO-T filed by HP on August 27, 2010

(13)
Incorporated herein by reference to the Amendment No. 1 to Schedule TO-T filed by HP on August 27, 2010

(14)
Incorporated herein by reference to the Amendment No. 1 to Schedule TO-T filed by HP on August 27, 2010

(15)
Incorporated herein by reference to the Amendment No. 2 to Schedule TO-T filed by HP on September 2, 2010

(16)
Incorporated herein by reference to the Amendment No. 3 to Schedule TO-T filed by HP on September 7, 2010

(17)
Incorporated herein by reference to the Amendment No. 3 to Schedule TO-T filed by HP on September 7, 2010

(18)
Incorporated herein by reference to the Amendment No. 3 to Schedule TO-T filed by HP on September 7, 2010

(19)
Incorporated herein by reference to the Amendment No. 3 to Schedule TO-T filed by HP on September 7, 2010

(20)
Incorporated herein by reference to the Amendment No. 3 to Schedule TO-T filed by HP on September 7, 2010

(21)
Incorporated herein by reference to the Amendment No. 3 to Schedule TO-T filed by HP on September 7, 2010

(22)
Incorporated herein by reference to the initial Schedule TO-T filed by HP on August 27, 2010

(23)
Incorporated herein by reference to the initial Schedule TO-T filed by HP on August 27, 2010

(24)
Incorporated herein by reference to the initial Schedule TO-T filed by HP on August 27, 2010

(25)
Incorporated herein by reference to the Amendment No. 1 to Schedule TO-T filed by HP on August 27, 2010

(26)
Incorporated herein by reference to the Amendment No. 2 to Schedule TO-T filed by HP on September 2, 2010

(27)
Incorporated herein by reference to the Amendment No. 2 to Schedule TO-T filed by HP on September 2, 2010

(28)
Incorporated herein by reference to the Amendment No. 2 to Schedule TO-T filed by HP on September 2, 2010

(29)
Incorporated herein by reference to the Amendment No. 2 to Schedule TO-T filed by HP on September 2, 2010

(30)
Incorporated herein by reference to the Amendment No. 2 to Schedule TO-T filed by HP on September 2, 2010

(31)
Incorporated herein by reference to the Amendment No. 2 to Schedule TO-T filed by HP on September 2, 2010

(32)
Incorporated herein by reference to the Amendment No. 2 to Schedule TO-T filed by HP on September 2, 2010

(33)
Incorporated herein by reference to the Amendment No. 2 to Schedule TO-T filed by HP on September 2, 2010

(34)
Incorporated herein by reference to the Amendment No. 2 to Schedule TO-T filed by HP on September 2, 2010

(35)
Incorporated herein by reference to the Amendment No. 2 to Schedule TO-T filed by HP on September 2, 2010

(36)
Incorporated herein by reference to the Amendment No. 2 to Schedule TO-T filed by HP on September 2, 2010

(37)
Incorporated herein by reference to the Amendment No. 2 to Schedule TO-T filed by HP on September 2, 2010

(38)
Incorporated herein by reference to Exhibit 2.1 to the Form 8-K filed by 3PAR on September 2, 2010

(39)
Incorporated herein by reference to Exhibit 2.1 to the Form 8-K filed by 3PAR on September 2, 2010

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  Item 12. Exhibits.
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EXHIBIT INDEX